RumbleOn, Inc.

901 W. Walnut Hill Lane

Irving, Texas 75038

Telephone: (214) 771-9952

June 24, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RumbleOn, Inc.
Registration Statement on Form S-3
File No. 333-257198

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, RumbleOn, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-257198) filed with the Securities and Exchange Commission (the “Commission”) on June 21, 2021 be declared effective by the Commission at or before 4:00 p.m. Eastern Time on Monday, June 28, 2021, or as soon thereafter as practical.

Please call Michael Francis and Christina Russo at Akerman LLP at (305) 982-5581 or (305) 982-5531 as soon as the Registration Statement has been declared effective.

Thank you for your assistance.

Sincerely,

/s/ Marshall Chesrown

Marshall Chesrown

Chief Executive Officer